March 17, 2005

VIA HAND DELIVERY AND EDGAR

Jeffrey B. Werbitt, Esq.

Attorney-Adviser

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Re:	Ohio Casualty Corporation
Schedule TO filed on February 22, 2005
SEC File No. 005-33756

Dear Mr. Werbitt:

This letter is our response to the Division of Corporation Finance’s comment letter dated March 1, 2005, in reference to the Schedule TO filed on February 22, 2005 by Ohio Casualty Corporation (the “Company”), the Offering Memorandum (“Offering Memorandum”) filed as Exhibit 12(a)(1)(i) to the Schedule TO and the Letter of Transmittal (“Letter of Transmittal”) filed as Exhibit 12(a)(1)(ii) to the Schedule TO.

Our responses to the specific comments are set forth below. For the convenience of the Staff, each numbered comment from the March 1, 2005 letter is restated in italics prior to the response to such comment. Capitalized terms have the same meanings as in the Schedule TO, Offering Memorandum and the Letter of Transmittal. We have attached to this letter a copy of Amendment No. 1 to the Schedule TO (the “Amendment”) that we filed with the Securities and Exchange Commission (the “Commission”) today.

Schedule TO

General

1.	We note that some of the disclosure required by Schedule TO only appears in the schedule itself and not in the Offering Memorandum. For example, it does not appear that the information required by Item 3 of Schedule TO is included in your Offering Memorandum. Accordingly, please revise your Offering Memorandum to include all information contained in the Schedule TO. See Rule 14d-6(d).

Jeffrey B. Werbitt, Esq.

March 17, 2005

Response:

We have carefully reviewed the appropriateness of revising the Offering Memorandum to include the disclosures set forth in Item 3 of the Schedule TO regarding the executive officers and directors of the Company. We note that this Exchange Offer is an issuer tender offer, and not a third-party tender offer, and thus, the Company is subject to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and not Rule 14d-6(d) as referenced in the Staff’s comment letter dated March 1, 2005. Pursuant to a reading of Item 3 in the Schedule TO, as well as Rule 13e-4 of the Exchange Act and Item 1003 of Regulation M-A, we have been unable to conclude that the information currently set forth in Item 3 of the Company’s Schedule TO regarding the Company’s executive officers and directors is expressly required. We note that in the case of an issuer tender offer, General Instruction C of Schedule TO only requires that information be given for executive officers and directors of the issuer if so required by Items 5-8 of Schedule TO. Based on the facts of this Exchange Offer, we do not believe that such information is applicable. While we recognize that Schedule TOs for issuer tender offers frequently contain information about the issuer’s officers and directors, we believe this information is not mandated based on our reading of the relevant rules. Therefore, we do not believe it needs to be additionally furnished in the Offering Memorandum. We have not deleted this executive officer and director information from the Amendment to the Schedule TO, but if the Staff would prefer, we can revise the Amendment to reflect such a request.

Item 7.	Source and Amount of Funds or Other Consideration

2.	You disclose that the information required by Item 7 of Schedule TO is contained in the section captioned “The Exchange Offer.” However, it does not appear that you disclose the source and total amount of funds to be used in this transaction. See Item 1007(a) of Regulation M-A. Please revise. Also, to the extent that there are material conditions to the financing or you are borrowing all or a portion of the funds necessary in this offering, please disclose. See Item 1007(b) and (d) of Regulation M-A.

Response:

In the paragraph numbered 1 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment, the Company has added disclosure to clarify the source and total amount of the funds to be used in the Company’s exchange offer to pay exchange fees to holders (the only funds needed to consummate the Exchange Offer). As disclosed, the maximum aggregate amount of such fees will be approximately $645,000 and will be paid from cash on hand. As the Company does not expect to borrow any funds to consummate the Exchange Offer, no changes have been made in response to the last two sentences of the Staff’s comment 2.

Jeffrey B. Werbitt, Esq.

March 17, 2005

Offering Memorandum

General

3.	We note that your letter of transmittal states that by executing and delivering the letter, the note holder waives any and all rights with respect to the old notes tendered and releases and discharges Ohio Casualty and the Trustee with respect to the old notes from any and all claims such holder may have, now or in the future, arising out of the old notes. Please revise your Offering Memorandum to include corresponding disclosure about the potential claims being given up by note holders tendering in this offer.

Response:

On page 54 of the Offering Memorandum, under the section entitled “THE EXCHANGE OFFER—Procedures for Tendering—Letter of Transmittal,” the Company has already disclosed in several detailed bullet points that by executing and delivering the letter of transmittal, a note holder waives any and all rights with respect to the old notes tendered and releases and discharges the Company and the Trustee with respect to the old notes from any and all claims such holder may have, now or in the future, arising out of the old notes. Therefore, we do not believe that any further revisions are required to be made to the Offering Memorandum.

Cover Page

4.	In the second to last paragraph on the cover page, you state that Ohio Casualty may terminate the exchange offer in your sole discretion. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed offer conditions so permits. Please confirm your understanding supplementally, and revise any contrary disclosure in the Offering Memorandum.

Response:

In the paragraph numbered 2 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment, the Company has clarified on several pages of the Offering Memorandum that the Company may terminate the Exchange Offer only if one of the listed conditions in the section of the Offering Memorandum entitled “The Exchange Offer—Conditions” occurs, or the occurrence thereof has not been waived by the Company in its sole discretion.

Jeffrey B. Werbitt, Esq.

March 17, 2005

Where You Can Find More Information, page iii

5.	We note that you are attempting to incorporate by reference future documents filed between the date of the Offering Memorandum and the earlier of the expiration date or termination of your exchange offer. However, Schedule TO does not permit this “forward” incorporation by reference. If the information provided to note holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to unit holders in a manner reasonably calculated to inform them about the change. If you would like to incorporate by reference to periodic reports that you file before the offer expires or terminates, you must amend the offer materials to specifically reference each such report. Please revise the disclosure in this Section accordingly.

Response:

In accordance with Rule 13e-4(c)(3), the Company has added disclosure to Item 10 of the Amendment to reflect the incorporation by reference of the financial statements contained in Ohio Casualty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 10-K”) filed on March 11, 2005. In addition, as discussed in the paragraph numbered 3 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment, the Company has also changed the Offering Memorandum to specifically reference the 2004 10-K, to delete the paragraph regarding forward incorporation by reference of documents filed in the future with the Commission, to delete the sentence which incorporates by reference the Company’s 2003 Exchange Act reports, and to delete or revise certain other references to the documents incorporated by reference in the Offering Memorandum. In view of the extensive financial disclosure regarding the Company’s 2004 results already contained under the heading “SUMMARY—Recent Developments” on pages 6 through 10 of the Offering Memorandum, the Company does not believe that information provided to note holders in the Offering Memorandum has materially changed as a result of the filing of the 2004 10-K and therefore does not believe that the filing of the 2004 10-K necessitates that any supplement to the Offering Memorandum be printed or mailed to note holders. In any event, note holders were informed on page iii of the Offering Memorandum that was distributed on February 22, 2005 that the Company expected to file its 2004 10-K on or before March 15, 2005 and were also informed that they could obtain a copy of such document by contacting the Company.

In addition, since the filing of the Offering Memorandum on February 22, 2005, the Company has filed a Current Report on Form 8-K on March 1, 2005, which we have also incorporated into the paragraph numbered 3 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment. We do not believe any of the information provided in this 8-K is material to a decision on whether to accept the Exchange Offer.

Jeffrey B. Werbitt, Esq.

March 17, 2005

Forward-Looking Statements and Information, page iv

6.	Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Exchange Act of 1934 and the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement. Accordingly, please remove your references to the Reform Act. In the alternative, clearly disclose that the safe harbor protections in the Reform Act do not apply to disclosure in the Offering Memorandum or any other tender offer materials, including press releases that are issued in association with your tender offer.

Response:

The Company has made the requested change in the paragraph numbered 4 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment to eliminate the references to the Reform Act. In addition, the Company acknowledges that the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.

Summary Term Sheet

Why are we making the Exchange Offer?

7.	We note that you believe that the “net share settlement modification will enable you to facilitate, in the most economical manner, the redemption of the new notes, which [you] believe will allow [you] to achieve [y]our target capital structure.” To better explain the purpose of this exchange offer, please disclose how the net settlement modification will facilitate the redemption of your notes and describe the “target capital structure” that you hope to achieve. Are there other benefits to Ohio Casualty that result from redeeming the new notes rather than the old notes?

Response:

In response to the Staff’s comment, the Company has added the phrase “by maintaining the amount of equity and reducing the amount of debt in our capital structure” after the phrase “our target capital structure”. See the paragraph numbered 5 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment.

The word “target” in the phrase “target capital structure” was not intended to convey that the Company has a goal of attaining a specific quantifiable capital structure upon the consummation of the Exchange Offer. Instead, the phrase was intended as an abbreviated reference to disclosures already contained in the Offering Memorandum regarding general objectives relating to the Company’s capital structure and capital needs. For example, in the section “Senior Notes Offering” on page 10 of the Offering

Jeffrey B. Werbitt, Esq.

March 17, 2005

Memorandum under the section “SUMMARY,” the Company disclosed that the net proceeds of its 2004 offering of $200 million aggregate principal amount of senior notes offering are intended to be used principally to redeem the new notes as well as any old notes that remain outstanding, and additionally, that a portion of the net proceeds may be used to repurchase shares in an amount up to the equivalent number of shares to be issued if holders of the new notes or old notes elect to convert in accordance with the terms of their respective notes. We believe that note holders should understand without any need for further explanation that it would be easier and more economical for the Company to redeem notes with a cash settlement feature than to go into the open market to repurchase shares issued upon conversion. In the case of notes with no cash settlement feature, a much larger number of shares could be issued upon conversion, thereby potentially resulting in a greater number of shares subject to repurchase. In addition, the Company has disclosed on page 28 of the Offering Memorandum under the section titled “Our insurance subsidiaries are subject to minimum capital and surplus requirements that could result in a regulatory action if we fail to meet these requirements” that its insurance subsidiaries have capital and surplus in excess of the currently required amounts. We believe that note holders would conclude from the statement that the Company does not have a current need for equity capital from an insurance regulatory standpoint. We further believe that all of these disclosures taken together are sufficient to explain the Company’s objectives of maintaining the amount of equity and reducing the amount of debt in its capital structure and why it would be easier for the Company to achieve those objectives if the new notes have a cash settlement feature upon redemption. The Company also believes that it has already fully described in the Offering Memorandum all material benefits to be realized by the Company from redeeming the new notes rather than the old notes. Therefore, we do not believe that any additional changes are necessary to be made to the Offering Memorandum.

8.	You disclose that the purpose of the exchange offer is to change certain terms of the old notes by completing the exchange offer and issuing new notes. Although you provide a detailed description of the new notes, your disclosure does not identify the specific terms of the old notes that differ from new notes. Please revise to briefly identify the provisions of the old notes that have been changed in the new notes and disclose how the notes differ. Also, to the extent that the changes between the old and new notes address conversion and redemption, explain how note holders participating in the exchange offer will be impacted as a result of the differing provisions. This expanded discussion should address the differences to holders of old and new notes upon redemption, which you expect to effect soon after completion of this exchange offer.

Response:

In preparing the Offering Memorandum, we considered whether to include a section describing the differences between the old notes and new notes. However, in view of the fact that there is only one difference (i.e., the net share settlement feature), we did

Jeffrey B. Werbitt, Esq.

March 17, 2005

not believe an investor’s understanding of the Exchange Offer would be enhanced by including a separate description of the old notes. Instead, on the cover page of the Offering Memorandum, we state that the Exchange Offer involves the exchange of new notes whose terms remain identical in all material respects to the terms of the old notes, except that the new notes will include a net share settlement feature which will require the Company upon conversion to pay cash up to the principal amount of the new notes and pay any conversion consideration in excess of the principal amount in common shares. As no other terms of the notes have changed, we do not believe any further revision of the Offering Memorandum is required.

Risk Factors, page 19

Risks Related to the New Notes, page 19

9.	Your current disclosure describes risks associated with the new notes only. Include a section or sections specifically contrasting any new risks associated with the new notes that are different from those pertaining to the old notes.

Response:

The only new material risk associated with the new notes that we have identified as being distinct from risks related to the old notes is the thirty day settlement period which is already disclosed on page 21 of the Offering Memorandum as a risk factor entitled “Upon conversion of the new notes, you may receive less proceeds than expected because the value of our common shares may decline between the day that you exercise your conversion right and the day the conversion value of your new note is determined.” In order to set this risk apart, we have added a section header entitled “Risks of New Notes that Differ from Risks of Old Notes” immediately before the relevant paragraph. See the paragraph numbered 6 under the section entitled “Items 1 through 4, 6 and 7” of the Amendment.

10.	Describe the effect on Ohio Casualty’s liquidity and capital resources from the cash settlement provision of the new notes, and discuss how the company reasonably expects to finance the cash required.

Response:

The Company has already disclosed in the section entitled “Senior Notes Offering” on page 10 of the Offering Memorandum that the net proceeds of its 2004 senior notes offering are principally intended to redeem the new notes (i.e., to satisfy the cash settlement feature) shortly after the consummation of the Exchange Offer. In addition, the Company discloses that it may use a portion of the net proceeds to repurchase shares in an amount up to the equivalent number of shares to be issued if holders of the

Jeffrey B. Werbitt, Esq.

March 17, 2005

new notes or the old notes elect to convert in accordance with the terms of the respective notes. The Company has previously disclosed in reports it has filed under the Exchange Act that the proceeds of its 2004 senior notes offering were earmarked for such purpose. As the Company is not reliant upon the proceeds from that offering for its general liquidity needs, we do not believe that any further revisions to the Offering Memorandum are necessary in response to the Staff’s comment.

The Exchange Offer, page 50

Securities Subject to the Exchange, page 50

11.	Here or where appropriate in the Offering Memorandum, give an example of what the effect on 2004 reported earnings per share would be if the exchange offer were not consummated.

Response:

As the Exchange Offer will not be consummated until 2005, the Company has informed us that there would be no effect on its 2004 reported earnings per share if the Exchange Offer was not consummated. In addition, the Company has informed us that if the Exchange Offer was not consummated there would be no effect on its reported earnings per share for subsequent periods. The Company adopted the Emerging Issues Task Force (“EITF”) Consensus 04-8 “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” in December 2004, and as required by the EITF, reported its diluted outstanding shares and diluted net income per share for 2004 using the “if-converted” method. If the Exchange Offer was not consummated, the Company would continue to report its diluted outstanding shares and diluted net income per share for subsequent periods using the “if-converted” method, and thus the failure to consummate the Exchange Offer would have no effect on its reported earnings per share.

Conditions, page 51

12.	Refer to the introductory paragraph in this section. It is not clear under what circumstances you could “postpone” the acceptance of old notes, other than through an extension of the offer, which you address separately. Please revise or clarify.

Response:

The Company has deleted the phrase “and may postpone the acceptance for exchange of old notes so tendered” from the subject paragraph. See the paragraph numbered 7 of the section entitled “Items 1 through 4, 6 and 7” of the Amendment.

13.	All offer conditions must be clearly and specifically described in the offer materials and must be outside of the company’s control. In this regard, please revise to quantify the “significant change” in the price of the old notes and the “material impairment” in the debt markets generally that would allow you to terminate the exchange offer.

Jeffrey B. Werbitt, Esq.

March 17, 2005

Response:

The Company has deleted the referenced condition “material impairment in the trading market for debt securities” as described in the paragraph numbered 8 in the section entitled “Items 1 through 4, 6 and 7” of the Amendment.

We do not believe it is possible for the Company to specifically quantify what a “significant change” in the price of the old notes would be. However, the Company has modified the introduction to the “significant change” bullet point on page 51 of the Offering Memorandum to clarify that in determining whether the condition has been “triggered,” the Company will determine whether the effect thereof is reasonably likely, in the Company’s reasonable judgment, to have a material adverse effect on its business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or would or might, in the Company’s reasonable judgment after considering the effects thereof on the Company, make it impractical or inadvisable to proceed with the completion of the Exchange Offer. See the paragraph numbered 9 in the section entitled “Items 1 through 4, 6 and 7” of the Amendment for this revision that reflects the Staff’s comment 13.

14.	The second to last bullet point refers to “a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, additional catastrophic terrorist attacks against the United States or its citizens.” Given the current situation in Iraq, Afghanistan, and Israel, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been “triggered” by events as they occur. Please tailor your conditions so that security holders may objectively verify when this condition has been triggered. For example, are these conditions implicated only if any such event has a material adverse effect on the company?

Response:

In the paragraph numbered 10 in the section entitled “Items 1 through 4, 6 and 7” of the Amendment, the Company clarifies that the recent escalations of and ongoing hostility in Israel, Iraq and Afghanistan have not triggered the condition in the second to last bullet point of the section “Conditions” on page 51 of the Offering Memorandum under the section “THE EXCHANGE OFFER.” In addition, as described above in the response to Staff comment 14 and set forth in the paragraph numbered 9 in the section entitled “Items 1 through 4, 6, and 7” of the Amendment, the Company has amended the sixth bullet point on page 51 of the Offering Memorandum to explain the manner in which the Company will determine whether any of the following six conditions have been triggered. We do not believe any similar modification is needed with respect to the first five bullet points

Jeffrey B. Werbitt, Esq.

March 17, 2005

on page 51 of the Offering Memorandum as we believe that these bullet points by their terms explain the circumstances under which the relevant conditions will be triggered.

15.	Refer to our last comment above. As we note, it is difficult for a note holder to assess whether events as they occur have “triggered” an offer condition which would allow the company to terminate this offer. If an event occurs while this offer is pending that you believe impacts an offer condition, it is our position that the company must promptly inform security holders whether it intends to waive the relevant offer condition, or terminate the offer. You may not wait until the offer expires to terminate it based on an event that occurred early in the offer period. Please confirm your understanding supplementally.

Response:

The Company supplementally confirms its understanding that the Company must promptly inform note holders whether it intends to waive the relevant offer condition, or terminate the offer. The Company also supplementally confirms that it may not wait until the offer expires to terminate it based on an event that occurred early in the offer period.

16.	You state that you may waive any condition in whole or in part. Explain how you waive an offer condition “in part” or revise this language. If you elect to revise, please make corresponding changes to the same language in your letter of transmittal.

Response:

The Company has made the requested revision in the paragraph numbered 11 in the section entitled “Items 1 through 4, 6 and 7” of the Amendment.

Expiration Date; Extensions; Amendments; Termination, page 52

17.	We refer you to your disclosure regarding material changes. Please revise to indicate the period of time you are required to extend the offering in the event that there is a change in price.

Response:

The Company has made the requested revision in the paragraph numbered 12 in the section entitled “Items 1 through 4, 6 and 7” of the Amendment.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from Ohio Casualty Corporation acknowledging that:

•	They are responsible for the adequacy and accuracy of the disclosure in the filings;

Jeffrey B. Werbitt, Esq.

March 17, 2005

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company has authorized me to confirm on their behalf that they acknowledge as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do not believe that the additional information in Amendment No. 1 to the Schedule TO is material to a decision on whether to accept the Exchange Offer. Accordingly, we do not propose to print or mail a supplement to the Offering Memorandum.

Please feel free to contact the undersigned at (212) 735-2388 or Michael Schwartz at (212) 735-3964 with any questions or comments you may have. Obviously, because the Exchange Offer is currently scheduled to expire at midnight on March 21, 2005, we are anxious to resolve these comments as soon as possible.

Respectfully submitted,

/s/ Susan J. Sutherland
Susan J. Sutherland

Enclosure

cc:	A. Larry Sisk

Vice President and Treasurer

Ohio Casualty Corporation

David Santez

Assistant Vice President and Associate General Counsel

Ohio Casualty Corporation